UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For July 31, 2003

                             PRIMEWEST ENERGY TRUST
             (Exact Name of Registrant as Specified in Its Charter)

       SUITE 4700, 150 SIXTH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 3Y7
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)._______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

On July 29, 2003, PrimeWest Energy Trust issued a news release announcing its interim financial results and interim MD&A for the second quarter of fiscal year 2003. The news release is attached hereto as Exhibit A.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PRIMEWEST ENERGY TRUST



                                   By:  /s/ Dennis G. Feuchuk
                                        ---------------------------------------
                                        Name:   Dennis G. Feuchuk
                                        Title:  Vice President, Finance &
                                                Chief Financial Officer


Date: July 31, 2003

                                    EXHIBIT A
                                    ---------



                                [GRAPHIC OMITTED]
                         [LOGO - PRIMEWEST ENERGY TRUST]
--------------------------------------------------------------------------------
PRIMEWEST ENERGY TRUST                                     For the six
2003 Quarterly                  PRIMEWEST                  months ended        2
Report to the Unitholders                                  June 30, 2003
--------------------------------------------------------------------------------


CALGARY, JULY 29, 2003 (TSX: PWI.UN, PWX; NYSE: PWI) -- PrimeWest Energy Trust (PrimeWest) today announced unaudited interim operating and financial results for the second quarter. Unless otherwise noted, all figures contained in this report are in Canadian dollars.

PRIMEWEST ENERGY TRUST ANNOUNCES SECOND QUARTER 2003 RESULTS. CASH FLOW PER UNIT FROM OPERATIONS OF $1.24.

SECOND QUARTER HIGHLIGHTS

o Distributions during the quarter of $1.20 per unit represent a 97% payout ratio.

o Production averaged 34,004 barrels of oil equivalent (BOE) per day versus the first quarter rate of 34,554 BOE/day.(1) Full year production is now expected to be approximately 33,500 BOE per day.

o Cash flow from operations of $57.2 million ($1.24 per unit) compared to $64.8 million ($1.53 per unit) in the first quarter of 2003, primarily as a result of lower commodity prices.

o Completed $125 million U.S. private placement debt financing of secured notes at a coupon rate of 4.19%, with a seven year term.

SUBSEQUENT EVENTS

o Divestment of $12 million of non-core assets is expected to close early in the third quarter, representing approximately 100 BOE/day

o On July 22, 2003, the Alberta Energy and Utilities Board (EUB) confirmed its previously announced interim shut-in of natural gas production in the Wabiskaw-McMurray formations in the Athabasca oil sands area of Northeastern Alberta effective September 1, 2003. As a result, PrimeWest could be required to shut-in a maximum of approximately 450 BOE / day of non-operated production. PrimeWest will be pursuing an exemption to this order and compensation for shut-in production.

CASH FLOW RECONCILIATION (MILLIONS)

The table below provides a reconciliation of the changes to cash flows from the first quarter to the second quarter 2003.

First quarter 2003 cash flow from operations            $   64.8
Production volumes                                          (0.5)
Commodity prices                                           (23.1)
Reduced hedging loss                                         7.2
Operating expenses                                           0.3
Royalties                                                    7.7
Other                                                        0.8
----------------------------------------------------------------------
Second quarter 2003 cash flow from operations           $   57.2
======================================================================
(1)  All calculations required to convert natural gas to a crude oil equivalent
     (BOE) have been made using a ratio of 6,000 cubic feet of natural gas to 1 barrel of crude oil.

PRIMEWEST ENERGY TRUST  }       2ND QUARTER REPORT


FINANCIAL & OPERATING HIGHLIGHTS

FINANCIAL HIGHLIGHTS
(millions of dollars except per-BOE
and per Trust Unit amounts)                         THREE MONTHS ENDED                          SIX MONTHS ENDED
--------------------------------------------------------------------------------------------------------------------------
                                      JUN 30, 2003      Mar 31, 2003      Jun 30, 2002      JUN 30, 2003     Jun 30, 2002
--------------------------------------------------------------------------------------------------------------------------
Net revenue                         $       85.6       $       94.0      $        62.2     $       179.7     $      131.7
      per BOE                              27.67              30.23              23.12             28.96            23.88
Cash flow from operations                   57.2               64.8               40.2             122.0             88.5
      per BOE                              18.45              20.84              14.95             19.67            16.06
      per Trust Unit(1)                     1.24               1.53               1.20              2.75             2.65
Royalty expense                             25.0               32.7               14.6              57.7             25.2
      per BOE                               8.08              10.50               5.41              9.30             4.58
Operating expenses                          20.3               20.6               14.7              41.0             29.0
      per BOE                               6.57               6.63               5.44              6.60             5.27
G&A expenses - Cash                          3.2                3.8                2.9               7.0              5.5
      per BOE                               1.04               1.23               1.08              1.13             1.01
G&A expenses - Non-cash                      3.2                0.4                1.6               3.6              7.0
      per BOE                               1.05               0.12               0.60              0.59             1.26
Interest expense                             3.4                3.6                2.5               7.0              4.6
      per BOE                               1.11               1.16               0.94              1.13             0.83
Management fees      - Cash                   --                 --                1.3                --              2.7
                      per BOE                 --                 --               0.47                --             0.49
                     - Non-cash               --                 --                0.5                --              0.9
                      per BOE                 --                 --               0.18                --             0.18
Cash distributed to unitholders             52.8               49.8               38.4             102.6             76.5
      per Trust Unit(2)                     1.20               1.20               1.20              2.40             2.40
Net debt                                   286.4              281.3              240.9             286.4            240.9
      per Trust Unit(3)                     6.17               6.19               7.14              6.17             7.14
==========================================================================================================================

(1)  Weighted average Trust Units & exchangeable shares outstanding (diluted)
(2)  Based on Trust Units at date of distribution
(3)  Net debt is long-term debt & working capital

OPERATING HIGHLIGHTS                                 THREE MONTHS ENDED                          SIX MONTHS ENDED
---------------------------------------------------------------------------------------------------------------------------
                                      JUN 30, 2003       Mar 31, 2003    Jun 30, 2002      JUN 30, 2003     Jun 30, 2002
---------------------------------------------------------------------------------------------------------------------------
DAILY SALES VOLUMES
      Natural gas (MMcf/day)                 137.9              140.3           111.1             139.1            112.2
      Crude oil (bbls/day)                   8,222              8,142           8,990             8,182            9,614
      Natural gas liquids (bbls/day)         2,800              3,030           2,055             2,914            2,147
      Total (BOE/day)                       34,004             34,554          29,559            34,277           30,460
REALIZED COMMODITY PRICES(1) (CDN $)
      Natural gas ($/Mcf)                     6.10               6.92            4.47              6.51             4.52
      Crude oil ($/bbl)                      33.60              38.33           32.96             35.94            32.50
      Natural gas liquids ($/bbl)            32.71              40.77           25.77             36.88            23.23
      Total ($ per BOE)                      35.54              40.70           28.61             38.13            28.55
---------------------------------------------------------------------------------------------------------------------------

(1)  Includes hedging gains (losses)

FORWARD-LOOKING INFORMATION
Because forward-looking information addresses future events and conditions, it involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking information. These risks and uncertainties include commodity price levels; production levels; the recoverability of reserves; transportation availability and costs; operating and other costs; interest rates and currency exchange rates; and changes in environmental and other legislation and regulations. Please refer to the Trust's annual report for more detail as to the nature of these risks and uncertainties.

PRIMEWEST ENERGY TRUST  }       2ND QUARTER REPORT


MANAGEMENT'S DISCUSSION & ANALYSIS (MD&A)
The following discussion is management's analysis of PrimeWest's operating and financial results for the quarter ended June 30, 2003, compared with the previous quarter and the second quarter of 2002. This discussion also contains information and opinions concerning the Trust's future outlook based on current available information. This discussion should be read in conjunction with the Trust's annual MD&A and audited consolidated financial statements for the years ended December 31, 2001 and 2002, together with the accompanying notes, as contained in the Trust's 2002 Annual Report.

STRATEGY                      2003 OBJECTIVES                               YEAR-TO-DATE PERFORMANCE / GUIDANCE
ASSET GROWTH                  o  Continue to pursue value added             o  Closed the acquisition of the Caroline /
                                 acquisitions in existing core areas or        Peace River Arch properties.
                                 to create a new core area.

OPERATING EXCELLENCE          o  Average 34,500 - 35,500 BOE/day of         o  Production for the quarter was below the
                                 production.                                   target range at 34,004 BOE/day.  We now
                                                                               expect the full year average daily
                                                                               production to be approximately 33,500
                                                                               BOE/day.

                              o  Invest $70 to $100 million in value added  o  Second quarter capital spending was $19
                                 incremental production through drilling &     million and year to date $44 million. We
                                 completions, facility optimization and work   expect full year capital spending to be
                                 overs.                                        approximately $100 million.

                              o  Operating expenses of $6.00 - $6.50        o  Year to date operating expenses were
                                 per BOE                                       $6.60 per BOE.  We expect full year
                                                                               operating costs to be approximately $6.50
                                                                               per BOE.

FINANCIAL PRUDENCE            o  Maintain debt-to-cash flow ratio of        o  Debt-to-cash flow ratio for the quarter
                                 less than 2.0 times.                          annualized was 1.25 versus 1.1 at the end
                                                                               of the first quarter.

                                                                            o  Un-utilized credit facility of $78
                                                                               million at June 30, 2003.

                                                                            o  Paid $0.40 per unit in monthly distributions up
                                                                               to and including July 15, 2003.  Reduced
                                                                               distribution to $0.32 for the month of August
                                                                               concurrent with a future targeted payout ratio
                                                                               of approximately 80%.  Future distributions
                                                                               levels to be announced monthly.

RISK MANAGEMENT               o  Reduce distribution volatility by          o  Ongoing hedges continue to reduce volatility;
                                 maintaining price protection to a             however, strong commodity prices year to
                                 maximum of 70% of production net of           date in 2003 have resulted in a hedging loss
                                 royalties and development additions.          of $23.8 million to June 30, 2003.  At the end
                                                                               of the second quarter, approximately 50% of
                                                                               production for the remainder of 2003 is hedged.

PRIMEWEST ENERGY TRUST  }       2ND QUARTER REPORT


PRODUCTION VOLUMES

                                                 THREE MONTHS ENDED                            SIX MONTHS ENDED
--------------------------------------------------------------------------------------------------------------------------
                                  JUN 30, 2003       Mar 31, 2003       Jun 30, 2002       JUN 30, 2003      Jun 30, 2002
--------------------------------------------------------------------------------------------------------------------------
  Natural gas (MMcf/day)               137.9              140.3              111.1              139.1             112.2
  Crude oil (bbls/day)                 8,222              8,142              8,990              8,182             9,614
  Natural gas liquids (bbls/day)       2,800              3,030              2,055              2,914             2,147
  Total (BOE/day)                     34,004             34,554             29,559             34,277            30,460
==========================================================================================================================
  Gross Overriding Royalty
  volumes included above
  (BOE/day)                            1,754              1,700              1,686              1,727             1,857
==========================================================================================================================

Natural gas production volumes decreased 2% quarter over quarter, reflecting natural production declines. Ongoing operational challenges related to weather and road bans continued to delay the tie-in of incremental production, with approximately 1,500 BOE/day remaining behind pipe through the quarter. Drilling and tie-in activity resumed late in the quarter, and will continue through the last half of the year.

Compared to the second quarter of 2002, production volumes are higher, primarily as a result of production acquired in the Caroline and Peace River Arch areas.

PRODUCTION OUTLOOK
On July 22, 2003, the Alberta Energy and Utilities Board (EUB) confirmed its previously announced interim shut-in of natural gas production in the Wabiskaw-McMurray formations in the Athabasca oil sands area of Northeastern Alberta effective September 1, 2003. As a result, PrimeWest could be required to shut-in a maximum of approximately 450 BOE/day of non-operated production.

Subsequent to quarter end, PrimeWest expects to complete the divestiture of approximately $12 million of non-core assets, resulting in the sale of production of approximately 100 BOE/day.

Recognizing continuing delays in year to date development drilling, the deferred tie-in of incremental volumes, the impact of the EUB proposal, and non-core asset divestments, PrimeWest now expects full year volumes to be approximately 33,500 BOE/day.

REALIZED COMMODITY PRICES

BENCHMARK PRICES                               THREE MONTHS ENDED                              SIX MONTHS ENDED
--------------------------------------------------------------------------------------------------------------------------
                                 JUN 30, 2003       Mar 31, 2003       Jun 30, 2002        JUN 30, 2003      Jun 30, 2002
--------------------------------------------------------------------------------------------------------------------------
  Natural gas ($/Mcf AECO)            $7.00              $7.92              $4.42               $7.46             $3.88
  Crude oil ($U.S./bbl WTI)          $28.91             $33.86             $26.25              $31.39            $23.95
==========================================================================================================================

PRIMEWEST ENERGY TRUST  }       2ND QUARTER REPORT


AVERAGE PRIMEWEST REALIZED
SELLING PRICES (CDN DOLLARS)                     THREE MONTHS ENDED                            SIX MONTHS ENDED
--------------------------------------------------------------------------------------------------------------------------
                                 JUN 30, 2003       Mar 31, 2003       Jun 30, 2002        JUN 30, 2003      Jun 30, 2002
--------------------------------------------------------------------------------------------------------------------------
  Natural gas ($/Mcf)                    6.10             6.92               4.47                   6.51           4.52
  Crude oil ($/bbl)                     33.60            38.33              32.96                  35.94          32.50
  Natural gas liquids ($/bbl)           32.71            40.77              25.77                  36.88          23.23

  Total Oil Equivalent
         ($ per BOE)                   $35.54           $40.70             $28.61                 $38.13         $28.55
--------------------------------------------------------------------------------------------------------------------------
  Realized hedging gain (loss)
  included in prices above
  ($ per BOE)                          $(2.69)          $(4.98)             $1.32                 $(3.84)         $4.26
==========================================================================================================================

SALES REVENUE (1)
($ millions)                                   THREE MONTHS ENDED                              SIX MONTHS ENDED
--------------------------------------------------------------------------------------------------------------------------
                               JUN 30, 2003         Mar 31, 2003       Jun 30, 2002        JUN 30, 2003      Jun 30, 2002
--------------------------------------------------------------------------------------------------------------------------
  Natural gas                          $76.5               $87.4            $45.2                $163.9              $91.8
  Crude oil                             25.1                28.1             27.0                  53.2               56.6
  Natural gas liquids                    8.3                11.1              4.8                  19.5                9.0
--------------------------------------------------------------------------------------------------------------------------
  Total                               $109.9              $126.6            $77.0                $236.6             $157.4
==========================================================================================================================
  Hedging (loss)/gains
  included above(2)                    $(8.3)             $(15.5)            $3.6                $(23.8)             $23.5
==========================================================================================================================

(1)  Excludes sulphur
(2)  Net of amortized premiums

Revenues were lower in the second quarter compared to the first quarter of 2003 as a result of lower production volumes and commodity prices offset by a reduced loss in the hedging program. PrimeWest's hedging program has delivered gains of $43.2 million over the past 30 month period (up to and including June 30, 2003).

Revenues for the second quarter of 2003 were 43% higher than the second quarter of 2002. The major factor is the overall higher commodity prices realized thus far in 2003, along with higher production levels associated with the acquisition of the Caroline and Peace River Arch properties.

PRICE OUTLOOK

The following table sets forth benchmark historical and estimated future commodity prices.

BENCHMARK
 COMMODITY PRICES                    PAST FOUR QUARTERS (ACTUAL)              NEXT FOUR QUARTERS (FORWARD MARKETS)(1)
------------------------------------------------------------------------------------------------------------------------
                            Q3 2002     Q4 2002     Q1 2003    Q2 2003     Q3 2003     Q4 2003    Q1 2004       Q2 2004
------------------------------------------------------------------------------------------------------------------------
Natural gas
    NYMEX ($U.S./Mcf)            3.26        3.99        6.61       5.48        5.48        5.65       5.81        4.93
    AECO ($CDN/Mcf)              3.25        5.26        7.92       7.00        6.46        6.66       6.94        5.74
Crude oil WTI ($U.S./bbl)       28.27       28.15       33.86      28.91       29.59       28.26      27.02       26.14
==========================================================================================================================

(1)  As at June 30, 2003

Crude oil pricing came under downward pressure as the intensity of the conflict in Iraq subsided. After achieving daily highs of WTI $U.S. 37.83 per barrel in the first quarter, oil reached a low of $25.24 on April 29th. However, during May and June, supply side issues provided upward momentum. Delays in the commencement of Iraqi production, continued

PRIMEWEST ENERGY TRUST  }       2ND QUARTER REPORT


Nigerian labour strife, and difficulty with the resumption of full production capacity in Venezuela, kept crude oil inventories within the U.S. at near record low levels, raising oil prices back to $U.S. 30.00 at quarter end.

The forward market for crude oil indicates future prices in steady decline over the next four quarters. The forward market for WTI averaged for the next 12 months is $U.S. 27.75 per barrel, compared to $U.S. 28.91 per barrel for the second quarter 2003.

Natural gas prices declined during the latter portion of the quarter, as a result of higher than expected injection of gas into storage. Lower than expected gas-fired electrical power demand for cooling in the U.S. and reduced industrial demand have resulted in these higher injection rates.

The forward market for natural gas indicates relatively strong pricing throughout the next four quarters. The forward market for AECO averaged for the next twelve months is $6.45 per mcf, compared to $7.00 per mcf for the second quarter 2003.

ROYALTIES
                                              THREE MONTHS ENDED                              SIX MONTHS ENDED
-------------------------------------------------------------------------------------------------------------------------
                                JUN 30, 2003       Mar 31, 2003     Jun 30, 2002         JUN 30, 2003       Jun 30, 2002
-------------------------------------------------------------------------------------------------------------------------
Royalty expense ($ millions)           $25.0                $32.7            $14.6              $57.7              $25.2
      $/ BOE                           $8.08                $10.50            $5.41             $9.30              $4.58
Royalties as % of sales revenue
      - including hedging              22.7%                 25.8%            18.9%             24.4%              16.0%
      - excluding hedging              21.1%                 23.0%            19.8%             22.1%              18.8%
=========================================================================================================================

Royalty expense and the royalty rate declined in the second quarter compared to the first quarter of 2003 as a result of lower commodity prices. Hedging gains do not attract royalties and hedge losses do not provide for royalty reductions.

As a result of significantly higher commodity prices realized in the second quarter of 2003 compared to the same period in 2002, the royalty expense and royalty rates were higher.

OPERATING EXPENSES
                                             THREE MONTHS ENDED                              SIX MONTHS ENDED
------------------------------------------------------------------------------------------------------------------------
                              JUN 30, 2003      Mar 31, 2003       Jun 30, 2002       JUN 30, 2003       Jun 30, 2002
------------------------------------------------------------------------------------------------------------------------
Operating expenses
    ($ millions)                     $20.3             $20.6              $14.7              $41.0              $29.0
      $ / BOE                        $6.57             $6.63              $5.44              $6.60              $5.27
========================================================================================================================

Compared to the first quarter of 2003, operating costs for the second quarter of 2003 were essentially flat. Power costs were lower in the second quarter than the first quarter, and are expected to remain constant for the balance of the year. A field cost reduction process initiated during the first quarter concluded during the second quarter, and has reduced staff levels by 20%, which will result in approximately $1 million in future annual savings.

Second quarter 2003 expenses are $5.6 million higher than 2002 second quarter due to operating costs of $2.6 million associated with the Caroline/Peace River Arch Acquisition, processing at third party facilities of $1.5 million, higher electrical power costs of $1.1 million, and restructuring costs of $0.4 million.

PRIMEWEST ENERGY TRUST  }       2ND QUARTER REPORT


OPERATING EXPENSES OUTLOOK
Operating costs for the full year are expected to be higher than 2002, due to higher power costs and one-time employee and contractor restructuring expenses and anticipated increases in processing at third party operated facilities. We now anticipate full year costs to be approximately $6.50 per BOE.

OPERATING MARGIN
($ PER BOE)                                   THREE MONTHS ENDED                              SIX MONTHS ENDED
-------------------------------------------------------------------------------------------------------------------------
                                JUN 30, 2003       Mar 31, 2003     Jun 30, 2002           JUN 30, 2003        Jun 30, 2002
-------------------------------------------------------------------------------------------------------------------------
Sales price (1)                        $35.75             $40.74            $28.53             $38.26              $28.45
Royalties                                8.08              10.50              5.41               9.30                4.58
Operating costs                          6.57               6.63              5.44               6.60                5.27
-------------------------------------------------------------------------------------------------------------------------
Operating margin                       $21.10             $23.61            $17.68             $22.36              $18.60
=========================================================================================================================

(1)  Including hedging gains and other revenue/losses

The operating margin declined from the first quarter 2003 level reflecting lower natural gas prices and lower crude oil prices offset by reduced hedging losses and lower royalties and operating costs.

Operating margins year to date 2003 are higher than the same period in 2002 as a result of higher commodity prices for both oil and natural gas offset by increased royalty and operating costs.

GENERAL & ADMINISTRATIVE EXPENSE
                                              THREE MONTHS ENDED                              SIX MONTHS ENDED
-------------------------------------------------------------------------------------------------------------------------
                              JUN 30, 2003       Mar 31, 2003       Jun 30, 2002       JUN 30, 2003         Jun 30, 2002
-------------------------------------------------------------------------------------------------------------------------
G&A Expense ($ millions)              $3.2               $3.8               $2.9               $7.0                 $5.5
      $/BOE                          $1.04              $1.23              $1.08              $1.13                $1.01
=========================================================================================================================

Second quarter G&A costs were lower than during the first quarter of 2003 as a result of lower employee related costs and information systems costs.

Compared to the second quarter of 2002, G&A costs were higher due to higher payouts under the Short-Term Incentive Plan as well as higher salary, benefit, restructuring, information systems and office lease costs.

G&A EXPENSE OUTLOOK
Cash G&A expenses are expected to be approximately $1.10 per BOE for the year.

MANAGEMENT FEES EXPENSE
                                              THREE MONTHS ENDED                              SIX MONTHS ENDED
-------------------------------------------------------------------------------------------------------------------------
                              JUN 30, 2003       Mar 31, 2003       Jun 30, 2002      JUN 30, 2003          Jun 30, 2002
-------------------------------------------------------------------------------------------------------------------------
Cash Management Fees ($ millions)       $--                $--              $1.3                $--                 $2.7
      $/ BOE                            $--                $--             $0.47                $--                $0.49
Non-cash Management Fees
    ($ millions)                        $--                $--              $0.5                $--                 $0.9
      $/ BOE                            $--                $--             $0.18                $--                $0.18
=========================================================================================================================

PRIMEWEST ENERGY TRUST  }       2ND QUARTER REPORT


On November 4, 2002, unitholders approved the internalization of management effective October 1, 2002. Accordingly, there are no cash or non-cash management fees after that date.

NON-CASH G&A EXPENSES
                                              THREE MONTHS ENDED                              SIX MONTHS ENDED
-------------------------------------------------------------------------------------------------------------------------
                              JUN 30, 2003         Mar 31, 2003     Jun 30, 2002         JUN 30, 2003       Jun 30, 2002
-------------------------------------------------------------------------------------------------------------------------
Non-cash G&A Expenses
($ millions)                          $3.2                 $0.4             $1.6                 $3.6               $7.0
      $/ BOE                         $1.05                $0.12            $0.60                $0.59              $1.26
=========================================================================================================================

Non-cash G&A expenses consist mainly of Unit Appreciation Rights. UARs are similar to stock options in a conventional business. The UARs are marked-to-market each quarter and the impact is recognized as an expense or recovery in the income statement of the Trust.

UAR expense was higher quarter over quarter in 2003 due to the increase in Trust Unit price throughout the second quarter. The Trust Unit price opened the second quarter 2003 at $24.51 per unit and closed the quarter at $25.04 per unit.

UAR expense is significantly lower year to date 2003 compared to the same period in 2002. The decrease is mainly attributable to the cumulative $2.4 million mark-to-market adjustment recognized in year to date 2002 reflecting the implementation of the CICA accounting standard 3570, which took effect January 1, 2002. This standard required both vested and non-vested UARs to be included in the calculation of non-cash G&A expenses.

INTEREST EXPENSE
($ millions)                                  THREE MONTHS ENDED                              SIX MONTHS ENDED
-------------------------------------------------------------------------------------------------------------------------
                              JUN 30, 2003       Mar 31, 2003       Jun 30, 2002       JUN 30, 2003       Jun 30, 2002
-------------------------------------------------------------------------------------------------------------------------
Interest expense                      $3.4               $3.6               $2.5               $7.0               $4.6
Period end net debt level           $286.4             $281.3             $240.9             $286.4             $240.9
Debt per Trust Unit                  $6.17              $6.19              $7.14              $6.17              $7.14
Average cost of debt                  4.9%               4.8%               4.5%               4.8%               4.5%
=========================================================================================================================

Interest expense decreased quarter-over-quarter reflecting lower short term debt levels throughout the quarter. Debt levels are higher in 2003 year to date as a result of the acquisition of the Caroline/Peace River Arch properties in January 2003.

During May, PrimeWest completed a $U.S. 125 million private placement debt financing of secured notes at a coupon rate of 4.19% with a seven year term.

On a per unit basis, debt increased modestly quarter-over-quarter, but was down approximately 14% from a year earlier. At June 30, 2003, approximately 80% of the debt was at a fixed rate, with the balance at a floating rate. PrimeWest utilizes interest rate swaps which permit greater flexibility in the maintenance of fixed versus floating interest rates.

PRIMEWEST ENERGY TRUST  }       2ND QUARTER REPORT


DEPLETION, DEPRECIATION AND AMORTIZATION (DD&A)
                                              THREE MONTHS ENDED                              SIX MONTHS ENDED
-------------------------------------------------------------------------------------------------------------------------
                              JUN 30, 2003       Mar 31, 2003       Jun 30, 2002       JUN 30, 2003       Jun 30, 2002
-------------------------------------------------------------------------------------------------------------------------
Depletion, depreciation &
amortization ($ millions)            $49.9              $52.7              $45.2             $102.6              $91.1
         $/ BOE                     $16.13             $16.95             $16.81             $16.54             $16.53
=========================================================================================================================

The second quarter 2003 DD&A was lower quarter over quarter primarily due to lower production volumes.

Compared to a year ago, the second quarter DD&A is slightly higher at $49.9 million reflecting higher production volumes and reserves as a result of additional volumes associated with the Caroline / Peace River Arch acquisition.

The DD&A rate is inflated relative to the acquisition cost of certain reserves due to the requirement to account for future income tax liabilities associated with the acquisition of those reserves. The offset is in the income tax recovery. Absent this tax adjustment, the DD&A rate would be lower by approximately $3.50 per BOE in the second quarter of 2003.

SITE RESTORATION AND CLEAN-UP
PrimeWest has contributed $0.50 per BOE year to date in 2003 to pay for future costs related to well abandonment and site clean-up. The monies are then used to pay for reclamation and abandonment costs as they are incurred. This allows PrimeWest to fund abandonment on an ongoing basis, rather than incur a major cost at the conclusion of the productive life of an oil or gas asset.

CEILING TEST
PrimeWest has performed a ceiling test using commodity prices as at the measurement date of June 30, 2003. Using June 30, 2003, commodity prices of AECO $6.10 per mcf for natural gas and WTI U.S. $30.19 per barrel of oil would result in a significant cushion of approximately $600 million.

INCOME AND CAPITAL TAXES
($ millions)                                  THREE MONTHS ENDED                              SIX MONTHS ENDED
-------------------------------------------------------------------------------------------------------------------------
                              JUN 30, 2003       Mar 31, 2003       Jun 30, 2002       JUN 30, 2003       Jun 30, 2002
-------------------------------------------------------------------------------------------------------------------------
Income and capital taxes              $1.5                 $1.2              $0.6              $2.7                 $1.3
Future income taxes
recovery                            (52.0)                (10.4)             (0.9)           (62.4)                (10.3)
-------------------------------------------------------------------------------------------------------------------------
                                   $(50.5)                $(9.2)            $(0.3)          $(59.7)                $(9.0)
=========================================================================================================================

On June 9, 2003, the Canadian Government substantially enacted Federal income tax changes for the oil and gas resource sector as outlined in its 2003 Budget. The Federal income tax changes effectively reduced the statutory tax rates for current and future periods, resulting in a significant increase in the future tax recovery (a non-cash item) compared to the first quarter and prior years. Specifically, the current 100% deductibility of the resource allowance will be completely phased out by the year 2007. During the same time frame, Crown charges will become 100% deductible and resource tax rates will decline from the current 27% to 21%.

PRIMEWEST ENERGY TRUST  }       2ND QUARTER REPORT


NET INCOME (LOSS)
($ millions)                                  THREE MONTHS ENDED                              SIX MONTHS ENDED
-------------------------------------------------------------------------------------------------------------------------
                                JUN 30, 2003       Mar 31, 2003     Jun 30, 2002         JUN 30, 2003       Jun 30, 2002
-------------------------------------------------------------------------------------------------------------------------
Net income (loss)                      $61.7              $22.1           $(6.2)                $83.8             $(0.2)
=========================================================================================================================

Compared to the first quarter of 2003, net income for the second quarter of 2003 was higher primarily due to income tax recoveries and foreign exchange gains, offset by lower production levels and commodity prices. Changes in statutory Federal income tax rates added approximately $50 million to non-cash income for the second quarter. In addition, during the quarter, there was a non-cash gain on foreign exchange of $5.6 million.

Net income for the three months ended June 30, 2003 is higher than the same period in 2002 reflecting higher commodity prices and income tax recoveries related to the decrease in statutory tax rates.

LIQUIDITY AND CAPITAL RESOURCES
($ millions)                                                                        AS AT
-------------------------------------------------------------------------------------------------------------------------
                                                           JUN 30, 2003             Mar 31, 2003            Jun 30, 2002
-------------------------------------------------------------------------------------------------------------------------
Long-term debt                                                   $298.4                   $300.0                  $235.0
Working capital deficit/(surplus)                                (12.0)                   (18.7)                     5.9
-------------------------------------------------------------------------------------------------------------------------
Net debt                                                          286.4                    281.3                   240.9
Market value of Trust Units and exchangeable
    shares outstanding                                          1,151.7                  1,154.0                   967.0
-------------------------------------------------------------------------------------------------------------------------
Total capitalization                                           $1,438.1                 $1,435.3                $1,207.9
-------------------------------------------------------------------------------------------------------------------------
Net debt as a % of total capitalization                          19.9%                     19.6%                   19.9%
=========================================================================================================================

Second quarter 2003 debt levels remain virtually flat when compared to the first quarter of 2003, reflecting ongoing maintenance of a prudent balance sheet.

Net debt is somewhat higher than the second quarter of 2002 as a result of the acquisition of Caroline/Peace River Arch properties and the funding of ongoing development activities.

At June 30, 2003, the long-term debt was comprised of bank credit facilities and senior secured notes for $130 million and $168.4 million, respectively. The notes were issued on May 6, 2003 for a principal value of U.S. $125 million. The impact of foreign currency movement on the notes was a $5.6 million non-cash foreign exchange gain as recognized on the income statement.

CAPITAL SPENDING
($ millions)                                  THREE MONTHS ENDED                              SIX MONTHS ENDED
-------------------------------------------------------------------------------------------------------------------------
                                JUN 30, 2003       Mar 31, 2003     Jun 30, 2002         JUN 30, 2003       Jun 30, 2002
-------------------------------------------------------------------------------------------------------------------------
Expenditures on property, plant
    and equipment                      $18.8              $22.0            $12.4                $44.2              $37.3
=========================================================================================================================

Capital spending of $18.8 million during the second quarter was behind year to date expectations due to execution timing. Full year capital spending estimates continue to be approximately $100 million.

PRIMEWEST ENERGY TRUST  }       2ND QUARTER REPORT


HEDGING PROGRAM
Approximate percentage of future anticipated production volumes hedged at June 30, 2003; net of anticipated royalties, reflecting full production declines with no offsetting additions:

                                                               Q3 2003                   Q4 2003                    2004
-------------------------------------------------------------------------------------------------------------------------
Crude Oil                                                          58%                       45%                      6%
Natural Gas                                                        60%                       39%                     14%
=========================================================================================================================

The mark-to-market valuation of these hedges was a $7.4 million opportunity loss at June 30, 2003 consisting of a $1.5 million loss in crude oil and a $5.9 million loss in natural gas. A summary of contracts in place as at June 30, 2003 is as follows:

CRUDE OIL (U.S.$/BBL)
                                                      Volume                                                   WTI Price
Period                                               (bbl/d)                          Type                   (U.S.$/bbl)
-------------------------------------------------------------------------------------------------------------------------
Jul - Jul 2003                                           500                          Swap                         30.55
Jul - Jul 2003                                           500               Costless Collar                   28.00/33.75
Jul - Sep 2003                                           500                          Swap                         27.31
Jul - Sep 2003                                           500                          Swap                         29.25
Jul - Sep 2003                                           500               Costless Collar                   24.00/30.25
Jul - Sep 2003                                           500               Costless Collar                   26.00/33.00
Jul - Dec 2003                                         1,000                         3 Way             17.00/20.50/25.50
Jul - Dec 2003                                         1,000                         3 Way             18.50/22.50/27.20
Oct - Oct 2003                                           500                          Swap                         30.00
Oct - Dec 2003                                           500                          Swap                         27.49
Oct - Dec 2003                                           500               Costless Collar                   24.00/30.00
Jan - Mar 2004                                           500                          Swap                         27.50
Jan - Mar 2004                                           500               Costless Collar                   22.00/26.70
Apr - Jun 2004                                           500               Costless Collar                   22.00/26.12
=========================================================================================================================

NATURAL GAS (CDN$/MCF)
                                                      Volume                                                  AECO Price
Period                                              (MMcf/d)                          Type                    (Cdn$/Mcf)
-------------------------------------------------------------------------------------------------------------------------
Jul - Oct 2003                                           4.7                   Fixed Price                          4.75
Jul - Oct 2003                                           4.7                          Swap                          3.98
Jul - Oct 2003                                           4.7                          Swap                          4.17
Jul - Oct 2003                                           4.7                          Swap                          5.05
Jul - Oct 2003                                           4.7                          Swap                          6.57
Jul - Oct 2003                                           4.7                          Swap                          6.45
Jul - Oct 2003                                           4.7                         3 Way                3.17/3.96/5.39
Jul - Oct 2003                                           4.7                         3 Way                3.17/4.48/6.26
Jul - Oct 2003                                           4.7                         3 Way                3.69/4.75/6.65
Jul 2003 - Oct 2004                                      9.5                         3 Way                3.17/4.22/6.09
Nov 2003 - Mar 2004                                      4.7                          Swap                          6.90
Nov 2003 - Mar 2004                                      4.7                         3 Way                4.22/5.28/8.23
Nov 2003 - Mar 2004                                      4.7               Costless Collar                    6.33/11.87
=========================================================================================================================

PRIMEWEST ENERGY TRUST  }       2ND QUARTER REPORT


A 3-way option is like a traditional collar, except that PrimeWest has resold the put at a lower price. Utilizing the first 3-way crude oil contract above as an example, PrimeWest has sold a call at $25.50, purchased a put at $20.50, and resold the put at $17.00. Should the market price drop below $20.50 PrimeWest will receive $20.50 until the price is less than $17.00, at which time PrimeWest would then receive market price plus $3.00. However, should market prices rise above $25.50, PrimeWest would receive a maximum of $25.50. Should the market price remain between $20.50 and $25.50, PrimeWest would receive the market price.

NATURAL GAS BASIS SWAPS ($U.S./MCF)
                                                      Volume                                     AECO Price Differential
Period                                              (MMcf/d)                          Type                   ($U.S./Mcf)
-------------------------------------------------------------------------------------------------------------------------
April 2003 - October 2003                                5.0                    Basis Swap                         0.450
=========================================================================================================================

The AECO basis is the difference between the NYMEX gas price in $U.S. per mcf and the AECO price in $U.S. per mcf. Using the basis swap above as an example, PrimeWest has fixed this price difference between the two markets at $U.S. 0.45 per mcf for the summer period. If the NYMEX price for the period turned out to be $U.S. 4.00 per mcf, PrimeWest would receive an AECO equivalent price of $U.S.
3.55 per mcf.

ELECTRICAL POWER
                                                Power Amount                                                   Heat Rate
Period                                                  (MW)                          Type                    (GJ/MW-hr)
-------------------------------------------------------------------------------------------------------------------------
Calendar 2003                                            2.5                Heat Rate Swap                          8.75
Calendar 2003                                            5.0                Heat Rate Swap                           9.0

                                                Power Amount                                                       Price
Period                                                  (MW)                          Type                     ($/MW-hr)
-------------------------------------------------------------------------------------------------------------------------
Q1 2004                                                  5.0              Fixed Price Swap                         58.50
Q2 2004                                                  7.5              Fixed Price Swap                         40.25
Q3 2004                                                  5.0              Fixed Price Swap                         45.60
Q4 2004                                                  5.0              Fixed Price Swap                         44.00
Calendar 2004                                            5.0              Fixed Price Swap                         45.65
=========================================================================================================================

A heat rate swap fixes the amount of natural gas required to generate a corresponding unit of electricity. PrimeWest produces natural gas and consumes power. By using a heat rate swap, PrimeWest is able to efficiently convert a product that we produce into a product that we consume. Using the first heat rate swap as an example, PrimeWest will set aside 8.75 GJ of natural gas for sale at daily market pricing in order to receive 1 MW-hr of electrical power at daily market pricing. For the 2.5 MW of power consumption, this equates to approximately 500 mcf per day of natural gas supply.

CORPORATE GOVERNANCE
Effective May 26, 2003, Mr. James W. Patek was appointed to the Board of Directors as an independent and unrelated director. An engineer with over 36 years of international experience in the oil and gas industry, Mr. Patek is currently the President of Patek Energy Consultants, a consulting firm based in the United States that provides professional services to oil and gas companies. Mr. Patek's previous positions include Chief Executive of Petrocorp Exploration Limited and Chief Executive of Fletcher Challenge Energy, based in New Zealand, and President of Fletcher Challenge Energy Canada, based in Calgary, Alberta.

PRIMEWEST ENERGY TRUST  }       2ND QUARTER REPORT


DISTRIBUTIONS
On June 25, 2003, PrimeWest announced its intention to follow a strategy of distributing approximately 80% of cash flow, lower than the historical payout ratio of approximately 95%. Consistent with this strategy, the August 15, 2003, distribution level was declared to be $0.32 per unit.

This retention of cash flow will allow PrimeWest to maintain balance sheet strength permitting greater financial flexibility, while reducing the cost and potential dilution associated with financing activities. Maintenance of balance sheet strength is in the best long-term interest of PrimeWest unitholders and should provide support to long-term unit price, as the cash flow retained can be invested in development and acquisition opportunities.

DISTRIBUTION REINVESTMENT (DRIP) DISCOUNT
PrimeWest's Distribution Reinvestment and Optional Trust Unit Purchase Plan
(Plan) enables participants to reinvest their monthly cash distributions and/or purchase additional Trust Units at a 5% discount to the 20-day weighted average market price. There is a $100,000 per calendar year limit per participant to the purchase of additional Trust Units.

To join either Plan, you must be a Canadian resident and a registered unitholder or have your units in an account that allows participation. Not all brokerage firms and banks allow you to participate. Please check directly with your account representative as to their participation.

For further information or to join these Plans, contact our Plan Agent, Computershare Trust Company of Canada, at 1-800-332-0095.

SECOND QUARTER CONFERENCE CALL AND WEBCAST
PrimeWest will be conducting a conference call and Web cast for interested analysts, brokers, investors and media representatives about its second quarter results and outlook at 9:00 a.m. Mountain daylight time (11:00 a.m. Eastern daylight time) on July 30, 2003.

Callers may dial 1-800-814-4860 a few minutes prior to start and request the PrimeWest conference call. The call also will be available for replay by dialing 1-877-289-8525, and entering pass code 21001935 followed by the pound (#) key.

Interested users of the Internet are invited to go to www.newswire.ca/webcast/viewEventCNW.html?eventID=563420 for the live Web cast and/or replay or access the Web cast at the PrimeWest Web site, www.primewestenergy.com.

QUESTIONS
PrimeWest Energy Trust welcomes questions from unitholders and potential investors; call Investor Relations at 403-234-6600 or toll-free in Canada and the U.S. at 1-877-968-7878; or visit us on the Internet at our Web site, www.primewestenergy.com.

On behalf of the Board of Directors:
July 29, 2003




Don Garner
President and Chief Executive Officer

PRIMEWEST ENERGY TRUST  }       2ND QUARTER REPORT


CONSOLIDATED BALANCE SHEET (Unaudited)


(millions of dollars)                                                                 (Unaudited)               (Audited)
                                                                               AS AT JUN 30, 2003      As at Dec 31, 2002
--------------------------------------------------------------------------------------------------------------------------
 ASSETS
   Current assets
          Cash and short term deposits                                         $              9.2      $             --
          Accounts receivable                                                                74.3                    71.6
          Prepaid expenses                                                                    8.1                     9.8
          Inventory                                                                           3.4                     2.2
--------------------------------------------------------------------------------------------------------------------------
                                                                                             95.0                    83.6
   Cash reserved for site restoration and reclamation                                         2.7                    --
   Other Assets                                                                              --                      14.2
   Deferred charges                                                                           1.4                    --
   Property, plant and equipment                                                          1,572.7                 1,404.5
   Goodwill (note 2)                                                                         51.9                    --
--------------------------------------------------------------------------------------------------------------------------
                                                                               $          1,723.7      $          1,502.3
==========================================================================================================================

 LIABILITIES AND UNITHOLDERS' EQUITY
   Current liabilities
          Bank overdraft                                                       $             --        $              3.1
          Accounts payable & accrued liabilities                                             66.4                    67.0
          Accrued distributions to unitholders                                               16.6                    13.9
--------------------------------------------------------------------------------------------------------------------------
                                                                                             83.0                    84.0
   Long-term debt (note 3)                                                                  298.4                   225.0
   Future income taxes                                                                      330.8                   339.9
   Site restoration and reclamation provision                                                13.3                     6.2
--------------------------------------------------------------------------------------------------------------------------
                                                                                            725.5                   655.1
 UNITHOLDERS' EQUITY
          Net capital contributions (note 4)                                              1,468.0                 1,300.0
          Capital issued but not distributed                                                  1.1                     0.9
          Long-term incentive plan equity                                                    11.7                    10.1
          Accumulated income                                                                207.0                   123.2
          Accumulated cash distributions                                                   (681.5)                 (578.9)
          Accumulated dividends                                                              (8.1)                   (8.1)
--------------------------------------------------------------------------------------------------------------------------
                                                                                            998.2                   847.2
--------------------------------------------------------------------------------------------------------------------------
                                                                               $          1,723.7      $          1,502.3
==========================================================================================================================

CONSOLIDATED STATEMENTS OF UNITHOLDERS' EQUITY (UNAUDITED)
 For the six months ended                                                           JUN 30,2003            Jun 30, 2002
--------------------------------------------------------------------------------------------------------------------------
 Unitholders' equity, beginning of the period                                  $            847.2      $            856.3
       Net income (loss) for the period                                                      83.8                    (0.2)
       Net capital contributions                                                            168.0                    13.1
       Capital issued but not distributed                                                     0.2                    (0.6)
       Long-term incentive plan equity                                                        1.6                     3.3
       Cash distributions                                                                  (102.6)                  (76.5)
       Dividends                                                                             --                      (0.8)
--------------------------------------------------------------------------------------------------------------------------
 Unitholders' equity, end of the period                                        $            998.2      $            794.6
==========================================================================================================================

PRIMEWEST ENERGY TRUST  }       2ND QUARTER REPORT


CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
(millions of dollars)                                         THREE MONTHS ENDED                 SIX MONTHS ENDED
--------------------------------------------------------------------------------------------------------------------------
                                                       JUN 30, 2003      Jun 30, 2002     JUN 30, 2003     Jun 30, 2002
--------------------------------------------------------------------------------------------------------------------------
 OPERATING ACTIVITIES
       Net income for the period                      $        61.7     $       (6.2)     $        83.8    $        (0.2)
          Add/(deduct):
       Items not involving cash from operations
               Depletion, depreciation and
               amortization                                    49.9              45.2             102.6             91.1
               Non-cash general & administrative                3.2               1.6               3.6              7.0
               Non-cash foreign exchange gain                  (5.6)             --                (5.6)            --
               Non-cash management fees                        --                 0.5              --                0.9
               Future income taxes recovery                   (52.0)             (0.9)            (62.4)           (10.3)
--------------------------------------------------------------------------------------------------------------------------
       Cash flow from operations                               57.2              40.2             122.0             88.5
       Expenditures on site restoration and                    (0.3)             (0.4)             (0.4)            (1.1)
 reclamation
       Change in non-cash working capital                       5.7             (22.1)             (5.3)           (28.2)
--------------------------------------------------------------------------------------------------------------------------
                                                               62.6              17.7             116.3             59.2
--------------------------------------------------------------------------------------------------------------------------
 FINANCING ACTIVITIES
       Proceeds from issue of Trust Units (net of costs)        7.0               4.9             160.2              8.5
       Cash distributions to unitholders                      (49.4)            (38.4)            (96.5)           (76.5)
       Increase (decrease) in bank credit facilities         (170.0)             30.0             (95.0)            39.9
       Increase in senior secured notes                       174.0              --               174.0             --
       Increase in deferred charges                            (1.4)             --                (1.4)            --
       Change in non-cash working capital                       0.2              (1.2)              2.9             (0.9)
--------------------------------------------------------------------------------------------------------------------------
                                                              (39.6)             (4.7)            144.2            (29.0)
--------------------------------------------------------------------------------------------------------------------------
 INVESTING ACTIVITIES
       Expenditures on property, plant & equipment            (18.8)            (12.4)            (44.2)           (37.3)
       Corporate acquisitions                                  (2.9)             --              (200.4)            --
       Acquisition of capital assets                           (3.5)             --                (3.8)            --
       Proceeds on disposal of property, plant &
         equipment                                             --                 0.6               0.2              2.8
       Increase in cash reserved for future site
         restoration and reclamation                           (1.3)             --                (2.7)            --
       Change in non-cash working capital                      (4.1)            (14.0)              2.7              2.2
--------------------------------------------------------------------------------------------------------------------------
                                                              (30.6)            (25.8)           (248.2)           (32.3)
--------------------------------------------------------------------------------------------------------------------------

 INCREASE (DECREASE) IN CASH FOR THE
       PERIOD                                                  (7.6)           (12.8)              12.3             (2.1)
 CASH (BANK OVERDRAFT) BEGINNING OF THE
       PERIOD                                                  16.8             (3.9)              (3.1)           (14.6)
--------------------------------------------------------------------------------------------------------------------------
 CASH (BANK OVERDRAFT) END OF THE PERIOD              $         9.2     $       (16.7)    $         9.2    $       (16.7)
==========================================================================================================================
 CASH INTEREST PAID                                   $         2.5     $         2.8     $         4.6    $         4.6
==========================================================================================================================
 CASH TAXES PAID                                      $         0.8     $         3.0     $         0.8    $         3.0
==========================================================================================================================

PRIMEWEST ENERGY TRUST  }       2ND QUARTER REPORT


CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

 (millions  of  dollars,   except  for  per-trust-unit       THREE MONTHS ENDED                 SIX MONTHS ENDED
 amounts)
--------------------------------------------------------------------------------------------------------------------------
                                                       JUN 30, 2003     Jun 30, 2002      JUN 30, 2003     Jun 30, 2002
--------------------------------------------------------------------------------------------------------------------------
 REVENUES
       Sales of crude oil, natural gas and natural gas
          liquids                                     $       110.4     $        76.8    $       237.2     $       156.8
       Crown and other royalties, net of ARTC                 (25.0)            (14.6)           (57.7)            (25.2)
       Other income                                             0.2              --                0.2               0.1
--------------------------------------------------------------------------------------------------------------------------
                                                               85.6              62.2            179.7             131.7
--------------------------------------------------------------------------------------------------------------------------
 EXPENSES
       Operating                                               20.3              14.7             41.0              29.0
       General and administrative                               3.2               2.9              7.0               5.5
       Non-cash general and administrative                      3.2               1.6              3.6               7.0
       Interest                                                 3.4               2.5              7.0               4.6
       Cash management fees                                    --                 1.3             --                 2.7
       Non-cash management fees                                --                 0.5             --                 0.9
       Foreign exchange (gain)/loss                            (5.6)             --               (5.6)              0.1
       Depletion, depreciation and amortization                49.9              45.2            102.6              91.1
--------------------------------------------------------------------------------------------------------------------------
                                                               74.4              68.7            155.6             140.9
--------------------------------------------------------------------------------------------------------------------------
 INCOME (LOSS) BEFORE TAXES FOR THE PERIOD                     11.2              (6.5)            24.1              (9.2)
--------------------------------------------------------------------------------------------------------------------------
       Income and capital taxes                                 1.5               0.6              2.7               1.3
       Future income taxes recovery                           (52.0)             (0.9)           (62.4)            (10.3)
--------------------------------------------------------------------------------------------------------------------------
                                                              (50.5)             (0.3)           (59.7)             (9.0)
--------------------------------------------------------------------------------------------------------------------------
 NET INCOME (LOSS) FOR THE PERIOD                     $        61.7     $        (6.2)   $        83.8     $        (0.2)
==========================================================================================================================
 Net income (loss) per Trust Unit                     $        1.35     $     (0.05)     $        1.91     $           -
 Diluted net income (loss) per Trust Unit             $        1.34     $     (0.05)     $        1.89     $           -
==========================================================================================================================

PRIMEWEST ENERGY TRUST  }       2ND QUARTER REPORT


CONSOLIDATED STATEMENTS OF CASH DISTRIBUTIONS (UNAUDITED)

(millions of dollars, except for per-trust-unit and number of units)

                                                             THREE MONTHS ENDED                 SIX MONTHS ENDED
--------------------------------------------------------------------------------------------------------------------------
                                                        JUN 30, 2003     Jun 30, 2002      JUN 30, 2003     Jun 30, 2002
--------------------------------------------------------------------------------------------------------------------------
 Net income for the period                            $        61.7     $        (6.2)   $        83.8     $        (0.2)
 Add back (deduct) amounts to reconcile to distribution:
       Depletion, depreciation and amortization                49.9              45.2            102.6              91.1
       Undistributed cash                                      (2.8)             (0.4)           (16.3)             (9.2)
       Contribution to reclamation fund                        (1.6)             (1.0)            (3.1)             (2.0)
       Non-cash general and administrative                      3.2               1.6              3.6               7.0
       Non-cash foreign exchange                               (5.6)             --               (5.6)             --
       Management fees paid in Trust Units                     --                 0.5             --                 0.9
       Future income taxes recovery                           (52.0)             (0.9)           (62.4)            (10.3)
--------------------------------------------------------------------------------------------------------------------------
                                                      $        (8.9)    $        45.0    $        18.8     $        77.5
--------------------------------------------------------------------------------------------------------------------------
                                                      $        52.8     $        38.8    $       102.6     $        77.3
--------------------------------------------------------------------------------------------------------------------------
 Cash Distributions to Trust Unitholders              $        52.8     $        38.4    $       102.6     $        76.5
==========================================================================================================================
 Cash Distributions per Trust Unit                    $         1.20    $         1.20   $         2.40    $         2.40
==========================================================================================================================
 Trust Units and exchangeable shares issued and
     outstanding (diluted)                               46,339,154       33,741,235        46,339,154       33,741,235
==========================================================================================================================
 Weighted average Trust Units and exchangeable
     shares outstanding (diluted)                        46,119,786      33,586,799         44,333,110       33,462,776
==========================================================================================================================

PRIMEWEST ENERGY TRUST  }       2ND QUARTER REPORT


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended June 30, 2003 (millions of dollars except per Trust Unit/share amounts)

1.       SIGNIFICANT ACCOUNTING POLICIES
These interim consolidated financial statements of PrimeWest Energy Trust have been prepared in accordance with Canadian generally accepted accounting principles. The specific accounting principles used are described in the annual consolidated financial statements of the Trust appearing on pages 43 through 63 of the Trust's 2002 annual report and should be read in conjunction with these interim financial statements.

Under the revised terms of section 1580 of the CICA handbook, the excess of the cost of the purchase price over the acquiring company's interest in identifiable assets acquired, and liability assumed, should be reflected as goodwill. The tax basis deficiency that would previously be added to the depletable pool is now accounted for as goodwill, that would not be subject to amortization. A periodic impairment test is then carried out to prove the validity of the goodwill account.

2.       ACQUISITION
On January 23, 2003, PrimeWest Energy Inc. completed the acquisition of two private Canadian companies. The acquisition was accounted for using the purchase method of accounting with net assets acquired and consideration paid as follows:

NET ASSETS ACQUIRED AT ASSIGNED VALUES                           CONSIDERATION PAID
-------------------------------------------------------------------------------------------------------------------------
Petroleum and natural gas assets                     $220.9
Goodwill                                               51.9
Working capital, including cash of $4.0                 4.5
Site restoration provision                             (5.4)     Cash                                              $212.6
Future income taxes                                   (53.3)     Costs associated with acquisition                    6.0
-------------------------------------------------------------------------------------------------------------------------
                                                     $218.6                                                        $218.6
==========================================================================================================================

3.       LONG-TERM DEBT

                                                                                         2003                     2002
-------------------------------------------------------------------------------------------------------------------------
Bank credit facilities                                                                 $130.0                   $225.0
Senior secured notes                                                                    168.4                     --
-------------------------------------------------------------------------------------------------------------------------
                                                                                       $298.4                   $225.0
=========================================================================================================================

BANK CREDIT FACILITIES
The facility consists of a revolving term loan of $188 million and an operating facility of $25 million. In addition to amounts outstanding under the facility, PrimeWest has outstanding letters of credit in the amount of $5.3 million (2002
- $2.8 million). Collateral for the credit facility is provided by a floating-charge debenture covering all existing and after acquired property in the principal amount of $1.0 billion. Each borrower under the facility has also provided an unconditional full liability guarantee in respect of amounts borrowed under the facility.

Advances under the facility are made in the form of Banker's Acceptances (BA), prime rate loans or letters of credit. In the case of BA, interest is a function of the BA rate plus a stamping fee based on the Trust's current ratio of debt to cash flow. In the case of prime rate loans, interest is charged at the bank's prime rate. For the quarter ended June 30, 2003, the effective rate was 4.9% (2002 - 4.5%).

PRIMEWEST ENERGY TRUST  }       2ND QUARTER REPORT


The credit facility revolves until June 30, 2004, by which time the lender will have conducted its annual borrowing base review. The lender also has the right to re-determine the borrowing base at one other time during the year. During the revolving phase, the facility has no specific terms of repayment. At the end of the revolving period, the lender has the right to extend the revolving period for a further 364-day period to convert the facility to a term facility. If the lender converts to a non-revolving facility, 60% of the aggregate principal amount of the loan shall be repayable on the date which is 366 days after such conversion date and the remaining 40% of the aggregate principal amount outstanding shall be repayable on the date which is 365 days after the initial repayment date.

SENIOR SECURED NOTES
On May 7, 2003, PrimeWest replaced a portion of its bank debt with Senior Secured Notes (the "Notes") in the amount of U.S. $125 million. They have a final maturity of May 7, 2010, and bear interest at 4.19% per annum, with interest paid semi-annually on November 7 and May 7 of each year. The Note Purchase Agreement requires PrimeWest to make four annual principal repayments of U.S. $31,250,000 commencing May 7, 2007.

The costs incurred in connection with the Notes, in the amount of $1.4 million, are classified as deferred charges on the balance sheet and are being amortized over the term of the Notes.

The Senior Secured Notes are the legal obligation of PrimeWest Energy Inc. and are guaranteed by PrimeWest Energy Trust.

4.       UNITHOLDERS' EQUITY

PrimeWest Energy Trust
The authorized capital of the Trust consists of an unlimited number of Trust Units.

TRUST UNITS                                                                         # OF UNITS                   AMOUNTS
-------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2002                                                        37,004,522                  $1,252.2
Issued pursuant to Prospectus Offering                                               6,000,000                     154.5
Issued pursuant to Long-term Incentive Plan                                             65,137                       1.7
Issued pursuant to Dividend Reinvestment Plan                                          252,438                       6.1
Issued pursuant to Optional Trust Issuance Plan                                        565,645                      13.8
Issued on exchange of Exchangeable Shares                                              284,478                       6.8
Issue of units due to Odd Lot Program                                                       34                        --
Issue expenses incurred                                                                     --                     (8.0)
-------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 2003                                                            44,172,254                  $1,427.1
=========================================================================================================================

The per unit amount of distributions paid or declared reflects distributions paid for units outstanding on the record dates.

PRIMEWEST EXCHANGEABLE CLASS A SHARES
The exchangeable shares are exchangeable into PrimeWest Trust Units at any time up to March 29, 2010; based on an exchange ratio that adjusts each time PrimeWest makes a distribution to unitholders. The exchange ratio, which was 1:1 on the date the transaction closed, is based on the total monthly distribution, divided by the closing unit price on the distribution payment date. The exchange ratio, effective June 15, 2003, was 0.41070 and December 31, 2002 was 0.37454.

PRIMEWEST ENERGY TRUST  }       2ND QUARTER REPORT


EXCHANGEABLE SHARES                                                                # OF SHARES                   AMOUNTS
-------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2002                                                         5,179,278                    $47.7
Exchanged for Trust Units                                                             (744,062)                    (6.8)
-------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 2003                                                             4,435,216                    $40.9
=========================================================================================================================

5.    TRUST UNIT INCENTIVE PLAN
Under the terms of the Trust Unit Incentive Plan, a maximum of 1,800,000 Trust Units are reserved for issuance pursuant to the exercise of Unit Appreciation Rights (UARs) granted to employees. Payouts under the plan are based on total unitholder return, calculated using both the change in the Trust Unit price as well as cumulative distributions paid. The plan requires that a hurdle return of 5% per annum be achieved before payouts accrue. UARs have a term of up to six years and vest equally over a three-year period, except for the members of the Board, whose UARs vest immediately. The Board of Directors has the option of settling payouts under the plan in PrimeWest Trust Units or in cash. To date, all payouts under the plan have been in the form of Trust Units.

                                                                                                             TRUST UNIT
                                          UARS ISSUED            UARS     CURRENT RETURN          TOTAL     OUTSTANDING
AS AT JUNE 30, 2003                   AND OUTSTANDING          VESTED            PER UAR         EQUITY        DILUTION
-------------------------------------------------------------------------------------------------------------------------
1997 grants                                    35,520          35,520              $27.62          $1.0          39,184
1998 grants                                    94,746          94,746               38.45           3.6         145,501
1999 grants                                   104,529         104,529               25.33           2.6         105,760
2000 grants                                   167,661         151,050               10.54           1.8          65,093
2001 grants                                   461,760         265,203                3.25           1.2          29,070
2002 grants                                 1,026,836         296,032                2.36           1.1          16,693
2003 grants                                   555,001          67,095                1.49           0.4           4,056
-------------------------------------------------------------------------------------------------------------------------
                                            2,446,053       1,014,175                             $11.7         405,357
=========================================================================================================================

Cumulative to June 30, 2003, 737,793 UARs have been exercised resulting in the issuance of 423,885 Trust Units from treasury. The 405,357 Trust Unit outstanding dilution represents less than 1% of the total Trust Units outstanding as at June 30, 2003.


--------------------------------------------------------------------------------

For Investor Relations inquiries, please contact:


GEORGE KESTEVEN                                 CINDY GRAY
Manager, Investor Relations                     Investor Relations Advisor
403-699-7367                                    403-699-7356

Toll-free:  1-877-968-7878
e-mail:  investor@primewestenergy.com

PRIMEWEST ENERGY TRUST  }       2ND QUARTER REPORT


TRADING PERFORMANCE
 For the quarter ended                            JUN 30/03      Mar 31/03       Dec 31/02     Sep 30/02     Jun 30/02
-------------------------------------------------------------------------------------------------------------------------
 TSX Trust Unit prices ($ per Trust Unit)
       High                                           27.75          27.34           27.68         29.56         29.48
       Low                                            23.40          24.48           24.23         24.48         25.60
       Close                                          25.04          24.51           25.40         26.45         28.92
-------------------------------------------------------------------------------------------------------------------------
 Average daily traded volume                        234,477        184,428         123,964       109,216       121,599
=========================================================================================================================

 For the quarter ended                            JUN 30/03      Mar 31/03       Dec 31/02
-------------------------------------------------------------------------------------------------------------------------
 NYSE Trust Unit prices ($U.S. per Trust Unit)
       High                                           20.60          17.96           16.69
       Low                                            15.97          16.05           15.62
       Close                                          18.53          16.73           16.16
-------------------------------------------------------------------------------------------------------------------------
 Average daily traded volume                        166,722        111,605          39,276
=========================================================================================================================

 Number of Trust Units outstanding including
     exchangeable shares (millions of units)          45.99          45.43           38.94         33.80         33.44
=========================================================================================================================

 Distribution paid per Trust Unit                     $1.20          $1.20           $1.20         $1.20         $1.20
=========================================================================================================================


TOTAL COMPOUND ANNUAL RETURN (%) (1)

                               [GRAPHIC OMITTED]
                                   [BAR GRAPH]



                                        FIVE YEAR       THREE YEAR      ONE YEAR        Q2 2003, YEAR TO DATE
                                        ---------       ----------      --------        ---------------------
PrimeWest                               14.6             23.6            19.5              8.2

OGPI                                     8.4             20.7            16.2              8.0

TSX S&P                                  1.3             (6.3)          (12.4)             6.7

S&P 500                                  1.4            (12.1)          (22.9)            11.8

S&P TSX Cdn Energy Trust Index                                                            13.7


(1)  Total return = unit price plus distributions re-invested